UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. __1___)*


               Planet Polymer Technologies, Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $ No Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         727044109
               ____________________________________
                         (CUSIP Number)
     Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
               (212) 832-5300
      ______________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                    December 17, 1997
     _________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
I(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



               SCHEDULE 13D
CUSIP No. 727044109                          Page 2 of 6 Pages

----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Private Equity Fund, L.P.
     F13-3916551
     MG Advisers, L.L.C.  F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
     882,337
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.7
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------







                    SCHEDULE 13D

CUSIP No.727044109                           Page 3 of 6 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER             882,337
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER        882,337
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

  882,337
-----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.7
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------






                                        Page  4 of 6 Pages

Item 1.   Security and Issuer.  This Schedule relates to the
          Common Stock no par value of Planet Polymer
          Technologies, Inc.. The Issuer's principal executive offices are located at 9985 Businesspark Avenue, Suite
          A, San Diego,  CA  92131.

Item 2. Identity and Background. This Schedule is filed on behalf of (i) Special Situations Private Equity Fund, L.P., a Delaware limited partnership (the "Private Equity Fund"); (ii) MG Advisers. L.L.C., a New York limited liability company ("MG"); (ii) Austin W. Marxe and (iv) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

          The principal office and business address of the Reporting Persons is 153 East 53rd Street, 51st floor,
          New York, NY  10022.

          The principal business of the Private Equity Fund is to invest in equity and equity related securities. The principal business of MG is to act as general partner of and the investment adviser to the Private Equity
          Fund.   The principal occupation of Austin W. Marxe and
          David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of MG and other Advisers.

          Neither the Fund, MG, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          The Fund received a stock dividend of 7,337 shares as a result of securities owned that were purchased by utilizing available cash assets.

Item 4. Purpose of the Transaction. Each of the Reporting Persons has acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. The Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors. The Fund may acquire additional shares of Common Stock as dividends on any unconverted shares of Series A Convertible Preferred Stock.
                                        Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer. See pps. 2-3 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

          On December 17, 1997 the fund received a stock dividend of 7,337 shares from its beneficial ownership of Series
          A Convertible Preferred Stock. No other trades occurred within the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See Item 2 and Item 4 of this Schedule. The partnership agreement for the Fund provides for MG (and, accordingly, Marxe and Greenhouse) to exercise sole voting and dispositive power with respect to the shares of Common Stock and also provides for an annual allocaiton to MG of a portion of the profits generated by transactions engaged in by the Fund. There are no written agreements among the Reporting Persons with respect to the matters set forth in Item 4 of this Schedule.

Item 7.   Material to be Filed as Exhibits.
          None


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 1998


                    /s/ Austin W. Marxe
                    _________________________________
                    Special Situaitons Private Equity Fund, L.P.
                    by: Austin W. Marxe, Managing Director



                    /s/ Austin W. Marxe
                    _____________________________
                    MG Advisers, L.L.C.
                    by: Austin Marxe, President and CEO



                                   Page 6 of 6 Pages


                    /s/ Austin W. Marxe
                    _____________________________
                    Austin W. Marxe


                    /s/ David Greenhouse
                    _____________________________
                    David Greenhouse